  EXHIBIT 99.2

PRETIUM RESOURCES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) for the three and nine months ended September 30, 2016 as publicly filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website.
All dollar amounts are expressed in thousands of Canadian Dollars unless otherwise specified.
We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2015.
This MD&A is prepared as of November 3, 2016 and includes certain statements that may be deemed “forward-looking statements”. We direct investors to the section “Risks and Uncertainties” and “Statement on forward-looking information” included within this MD&A.
Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.
Our Business
Pretivm was incorporated on October 22, 2010 under the laws of the Province of British Columbia. We are an exploration and development company that was formed for the acquisition, exploration and development of precious metal resource properties in the Americas.
We have a 100% interest in the Brucejack Project and the Snowfield Project, both of which are located in northwestern British Columbia.
The Brucejack Project is our material mineral project. Our focus is on advancing the Brucejack Project to production as a high-grade gold underground mine, with engineering and construction in progress.
The mineral claims for the Snowfield Project are in good standing until 2027 and we continue to conduct baseline environmental studies for potential future development.
3rd Quarter Highlights

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On July 21, 2016 we announced an updated Mineral Resource estimate for the Valley of the Kings. The program was successful in increasing the Measured Mineral Resources in the Valley of the Kings by 58% to 1.9 million ounces (3.5 million tonnes grading 17.0 grams per tonne gold). The program was also successful in adding Indicated Mineral Resources with Measured and Indicated Mineral Resources in the Valley of the Kings now totaling 9.1 million ounces of gold (16.4 million tonnes grading 17.2 grams per tonne gold), an increase from the December 2013 Valley of the Kings Mineral Resource estimate.
●
On August 10, 2016, we announced that the development of the Brucejack Project remained on schedule and that an updated mine plan was expected before year-end.
Operations
The Brucejack Project is located approximately 950 km northwest of Vancouver, British Columbia and 65 km north-northwest of Stewart, British Columbia and is comprised of 4 mining leases and 6 mineral claims totaling 3,304 hectares in area. The Brucejack Project forms part of our contiguous claims package that comprises over 121,561 hectares.
Construction and development continued on schedule during the third quarter of 2016 with multiple key components being advanced or completed.
The standing of the mill building structural steel and the installation of roof decking and wall cladding is complete. Construction of internal structural steel and decking is ongoing in preparation for delivery and installation of mechanical equipment. The surge bin has been installed and enclosed, the mill substation transformers have been positioned, the installation of the process and fire water tanks has advanced, foundation for the concentrate stock tank has been poured and assembly of the tailings thickener is progressing. Most of the major components including the SAG and ball mills are at site and initial mobilization of the remaining mechanical equipment has begun. In addition, all major contracts have now been awarded.
The kitchen facility and all three dorms that make up the 330-person camp are in operation and occupied. The roofing of the core section which includes offices, recreation and the mine dry is now complete. Structural interconnection work, electrical installation, communication wiring, and water and sewer piping has also been completed and work on the final interior finishes will be finalized shortly.
Collaring of the main portal access for the Valley of the Kings and the portal building foundations have been completed. The portal will serve as the primary access point to convey the gold ore from the underground crusher to the mill.
Underground development remains on schedule and crews are advancing at an average rate of over 30 meters a day. Underground work is focused on the headings for infrastructure with the truck dump, crusher area and the conveyor ramp excavated. The last remaining round in the conveyor decline will break through to surface when the portal building is covered. Underground infrastructure work has commenced with the transfer tower footings poured and underground crusher footings to commence.

Transmission line construction is also reaching completion with all towers now in place. Construction of the Brucejack transmission switchyard has been completed and the Knipple substation is being commissioned. The line has been strung from interconnection with the grid near Stewart, British Columbia to the Knipple substation. Stringing of the final 15 kilometers of the 57 kilometer long powerline is underway with completion of stringing the first of three phases of that section. The connection of the transmission line to the BC Hydro power grid remains on schedule and is expected in the fourth quarter.
Detailed project engineering and procurement is nearing completion. All major components of long lead-time items including the SAG and ball mills have been mobilized to site.
During 2015, the Company received all major federal and provincial regulatory permits required to begin development work towards commercial production at the Brucejack Project. An Environmental Assessment Certificate for the Brucejack Project was issued by the British Columbia Minister of the Environment and Minister of Energy and Mines on March 27, 2015. On July 30, 2015, we received a positive Environmental Assessment Decision Statement from the Federal Minister of the Environment. On September 1, 2015, we announced that we had received a Mines Act Permit and Environmental Management Act Permit from the British Columbia Minister of Energy and Mines and Ministry of Environment approving our mine plan and reclamation program allowing commercial production at the Brucejack Project.
Project Financing
On September 21, 2015, we completed a US$540 million construction financing with Orion Mine Finance Group and Blackstone Tactical Opportunities. The financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million (see “Liquidity and Capital Resources” below).
On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. Subsequent to the close of the marketed offering, certain holders exercised their participation rights to maintain their proportionate ownership interest in the Company. This resulted in additional gross proceeds of US$16.2 million. The net proceeds will be used (i) to fund development of the Brucejack Project, (ii) for working capital during start-up and (iii) for general corporate purposes.
With the US$540 million construction financing, available cash on hand and the proceeds of the first quarter equity offering of US$146.2 million, the development costs and first three months of working capital for the Brucejack Project are fully funded.
On February 17, 2016, we announced an updated cost estimate and project update for the Brucejack Project.

Based on the achievement of the 60% engineering milestone, a capital cost estimate was carried out in late 2015 (the “Updated Estimate”) to update the June 2014 Feasibility Study cost estimate (the “Feasibility Study Estimate”) for the Brucejack Project. The estimated total project capital cost to complete design, construction, installation and commissioning, including contingencies and working capital, is US$696.8 million. Working capital for the three-month period of post-plant commissioning and initial gold production covers the cost of operations, but does not take into account any revenue generated during this period. The working capital estimate also covers the costs for prepayments related to electrical power and permitting, including US$9 million in government fees and bonds.
Updated Capital Costs
Underground development is projected to cost US$17.7 million less than estimated in the Feasibility Study Estimate. Underground mining equipment of US$23.4 million has been deferred to sustaining capital due to the use of the third party mining contractor’s equipment.
The mill building design-build contract is US$9.5 million less than estimated in the Feasibility Study Estimate. In addition to construction savings, the lower assumed Canadian dollar exchange rate resulted in a favorable foreign exchange difference of approximately US$145 million (at a rate of US$0.75:C$1).
Owner’s costs, excluding working capital, increased by US$46.7 million, primarily as a result of additional environmental monitoring costs of US$18.6 million, additional winter construction costs of US$14.5 million due to receipt of permits in September and additional camp support costs of US$10.8 million to cover an increase in overall man-hours during construction. The engineering, procurement and construction management contractor increased its costs by US$18.4 million.
A summary of capital costs from the Updated Estimate in comparison with the Feasibility Study Estimate is shown below.
Table 1: Capital Costs Summary Comparison
	Updated Estimate(US$ million) (1)	Feasibility Study Estimate(US$ million) (2) (3)
Mine underground	101.4	151.7
Mine site(4)	165.3	183.6
Offsite Infrastructure	81.0	85.9
Total Direct Costs	347.7	421.2
Indirect Costs	97.5	106.7
Owner's Costs	160.3	150.0
Contingency(5)	35.3	69.0
Total Capital Cost	640.8	746.9
Working Capital	56.0	---(6)
Total Construction Cost	696.8	746.9

(1)	US$0.75:C$1
(2)	US$0.92:C$1
(3)	Certain costs were re-classified to conform to updated estimate categories/presentation.
(4)	Includes mine site, mine site process, mine site utilities, mine site facilities, tailings facilities, mine site temporary facilities and surface mobile equipment.
(5)	Contingency has been reduced to US$35.3 million based on 60% level of engineering and significant commitments now in place.
(6)	Working capital was included in the financial model, but not in capital cost estimate.

As part of the capital cost estimate update, a third party review and evaluation of the plans, budget and schedule for the Brucejack Project was completed by Martyn Creaney.
Updated Economic Evaluation

An updated summary of Brucejack economic results by metal price is shown below.

Table 2: Summary of Brucejack Economic Results by Metal Price – February 2016 Update (7,8)

	Low Case	Base Case	High Case
Gold Price (US$/ounce)	$800	$1,100	$1,400
Silver Price (US$/ounce)	$10.00	$14.00	$18.00
Net Cash Flow (US$)	$2.21 billion (pre-tax) $1.53 billion (post-tax)	$4.31 billion (pre-tax) $2.88 billion (post-tax)	$6.42 billion (pre-tax) $4.23 billion (post-tax)
Net Present Value(9) (5.0% discount) (US$)	$1.09 billion (pre-tax) $0.72 billion (post-tax)	$2.36 billion (pre-tax) $1.55 billion (post-tax)	$3.63 billion (pre-tax) $2.36 billion (post-tax)
Internal Rate of Return	20.2% (pre-tax) 16.8% (post-tax)	33.0% (pre-tax) 27.4% (post-tax)	43.8%(pre-tax) 36.3% (post-tax)
Payback(from start of production period)	4.9 years (pre-tax) 5.0 years (post-tax)	3.4 years (pre-tax) 3.5 years (post-tax)	2.7 years (pre-tax) 2.8 years (post-tax)
Exchange Rate (US$:C$)	0.75	0.75	0.75

(7)	Includes impact from financing announced September 15, 2015.
(8)	Financing impact assumes repayment of debt facility at maturity, exercise of maximum buyout options for offtake and stream facilities at December 31, 2018.
(9)	NPV is discounted to December 31, 2015.
The National Instrument 43-101 compliant Feasibility Study for the Brucejack Project titled Feasibility Study and Technical Report Update on the Brucejack Project, Stewart BC, dated June 19, 2014 was filed on SEDAR on June 30, 2014 (see news release dated June 19, 2014).
Valley of the Kings Mineral Resource Estimate Update
During the quarter, the Valley of the Kings Mineral Resource estimate was updated (see news release dated July 21, 2016). Measured Mineral Resources in the Valley of the Kings increased by 58% to 1.9 million ounces (3.5 million tonnes grading 17.0 grams per tonne gold) and Measured and Indicated Mineral Resources in the Valley of the Kings now total 9.1 million ounces of gold (16.4 million tonnes grading 17.2 grams per tonne gold).
The Mineral Resource estimate is based on the results of the underground infill drill program designed to target stope areas in years 1 through 3 of the current mine plan (1320-meter level to 1200-meter level). A total of 63,444 meters was drilled, at 7.5 to 10 meter centers, in 364 drillholes and returned 49 intersections grading greater than 1,000 grams of gold per tonne. This included a bonanza grade intercept in hole VU-722 which encountered 37,117 grams of gold per tonne uncut over 0.5 meters. Table 3 below is a summary of the updated Valley of the Kings Mineral Resource estimate.

Table 3: Valley of the Kings Mineral Resource estimate – July 2016(1),(4)
(Based on a gold-silver cut-off grade of 5.0 grams/tonne(5))
Category	Tonnes (millions)	Gold (g/t)	Silver (g/t)	Contained(3)
				Gold (million oz)	Silver (million oz)
Measured	3.5	17.0	15.3	1.9	1.7
Indicated	13.0	17.3	15.0	7.2	6.2
M&I	16.4	17.2	15.0	9.1	7.9
Inferred(2)	4.6	21.0	26.9	3.1	4.0

(1)
Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues. The Mineral Resources in this news release were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(2)
The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category

(3)	Contained metal figures and totals may differ due to rounding of figures.
(4)	The Mineral Resource estimate stated in Table 1 is defined using 10 m by 10 m by 10 m blocks in the Valley of the Kings.
(5)	The gold-silver cutoff value is defined as Au + Ag/53.

In summary, the updated Mineral Resource estimate has confirmed the geological model for the Valley of the Kings, and combined Measured and Indicated Resources have not materially changed. The Valley of the Kings remains open to the east and west along strike, and at depth.

The Valley of the Kings Mineral Resource estimate was prepared by Pretivm under the guidance and supervision of Ivor W.O. Jones, M.Sc., FAusIMM, CPgeo who is the independent Qualified Person (QP) responsible for the Mineral Resource for the Brucejack Project. Pretivm employed the same approach and methodology as was used for the December 2013 Valley of the Kings Mineral Resource estimate. For details see Brucejack Project Mineral Resources Update Technical Report effective date 19 December 2013.

Mine Plan Update
With the completion of the updated Mineral Resource estimate for the Valley of the Kings and success in increasing confidence in the estimate in the areas to be mined in the first three years, the Valley of the Kings mine plan will be updated before year-end in preparation for production development.

2016 Exploration Program
The 2016 grass-roots exploration program which concluded in October was conducted to evaluate the broader regional exploration potential of the Brucejack property outside the area of known mineralization. The Bowser Regional Project area, approximately 20 kilometers south-east of the Valley of the Kings deposit, comprises approximately 800 square kilometers. The 2015 program included airborne magnetic, radiometric and EM surveys over two-thirds of the project area. The 2016 program covered the remaining areas with airborne magnetic and radiometric surveys as well as a hyperspectral survey, regional ground MT surveys, property scale mapping and prospecting over the entire area. A limited drill program was also completed to enhance geological interpretation. Results from this year’s program are currently being analyzed for follow up in the future.
Snowfield Project
The Snowfield Project borders the Brucejack Project to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with the Brucejack Project. Our previous efforts focused on completing an updated mineral resource estimate for the project, examining alternatives for advancing the project and negotiating cooperation agreements with Seabridge Gold Inc. (“Seabridge”).
Joint Snowfield/ KSM Engineering Studies
We have entered into a confidentiality and cooperation agreement with Seabridge that, amongst other things, provided for the completion of an engineering study examining the economics of combining our Snowfield Project and Seabridge’s KSM Project as a single operation. The internal engineering study was finalized during the first quarter of 2012 and indicated that developing the KSM and Snowfield deposits together could produce better economics than developing KSM as a stand-alone project, although no property acquisition costs or allocation of initial KSM capital were considered.

We have also entered into a mutual access agreement with Seabridge that (a) gives Seabridge access to our Snowfield Project and us access to Seabridge’s KSM Project for the stripping of overburden and (b) provides us with road access to the Brucejack and Snowfield Projects over Seabridge’s KSM Project lands.
Snowfield represents a longer term gold opportunity for our shareholders.
Additional Claims
Our contiguous claims, including the mining leases comprising the Brucejack Project total over 121,561 hectares, providing further exploration potential to supplement the value we are creating at Brucejack. A claim boundary map is available on our website.

Results of Operations
Our operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives. As well, our results are impacted by the valuation of our financial instruments which are a function of commodity prices, interest rates and foreign exchange rates.
Selected Financial Information

Basis of Presentation

The following financial data has been extracted from the Company’s unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS, as issued by the IASB, applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Our significant accounting policies are outlined in Note 3 to our audited consolidated financial statements for the year ended December 31, 2015.
Selected consolidated financial information is presented as follows (in $000’s):
	2016	2016	2016	2015	2015	2015	2015	2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-

Earnings (loss) per share -
basic and diluted	$(0.11)	$(0.19)	$(0.10)	$0.06	$(0.02)	$(0.02)	$(0.03)	$(0.02)

Income (loss) and
comprehensive
income (loss)	$(19,725)	$(34,345)	$(14,918)	$8,757	$(3,335)	$(2,426)	$(3,530)	$(2,094)

Total assets	$1,769,001	$1,724,031	$1,663,570	$1,479,745	$1,433,292	$931,111	$915,153	$816,816

Long-term liabilities	$551,858	$521,347	$478,147	$464,100	$461,298	$24,336	$23,252	$24,308

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$234,131	$371,620	$479,994	$387,925	$453,233	$68,871	$103,412	$34,495

Mineral properties, plant
and equipment	$1,470,081	$1,286,640	$1,118,368	$1,021,415	$919,522	$841,691	$793,349	$768,072
Nine months ended September 30, 2016 compared to the nine months ended September 30, 2015
Net loss and comprehensive loss for the nine months ended September 30, 2016 was $68,988 compared to $9,291 for the comparable period ended September 30, 2015. The increase in the loss was mainly attributed to the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a loss of $87,489. This was offset by an increased foreign exchange gain and deferred income tax recovery which largely resulted from the elements of the construction financing.

Loss on financial instruments at fair value
The September 2015 construction financing includes prepayment and term extension options on the credit facility, the offtake obligation and the stream obligation which are recorded on our statement of financial position at fair value. During the nine months ended September 30, 2016, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increases in market expectations of future gold price, gold price volatility and a decrease in interest rate which resulted in losses of $26,777 (2015 - $294) and $72,083 (2015 - $2,884) respectively. The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $7,276 (2015 - $257).
As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Project. We capitalized $18,647 (2015 - $582) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.
Foreign exchange gain
The foreign exchange gain of $5,766 compared to a foreign exchange gain of $2,740 for the comparable period was the result of the subsequent translation of the US denominated senior secured term credit facility into CAD resulting in a gain of $9,396 (2015 – loss of $1,780) offset by the translation of US denominated cash and cash equivalents to CAD resulting in a loss of $3,263 (2015 – gain of 4,616).
Share-based compensation expense
We hire individuals with the required skills to advance our business. Stock options and Restricted Share Units (“RSU’s) may be granted to employees and consultants as part of their overall compensation. Depending on the nature of the awarded recipient’s role, we expense or capitalize to mineral properties, plant and equipment the fair value of these stock option issuances over the vesting period.
During the nine months ended September 30, 2016, share-based compensation expense associated with stock options decreased to $2,377 as compared to $4,181 during the comparable period. This was due mainly to the decreased number of options granted in the period and by the timing of stock option grants.
During the nine months ended September 30, 2016, the 2014 RSU Plan resulted in $511 being recorded to share-based compensation expense compared to $298 for the nine months ended September 30, 2015. This was due mainly to the increase in share price of the Company in the period.
During the nine months ended September 30, 2016, the 2015 RSU Plan resulted in $2,465 being recorded to share-based compensation expense compared to nil for the comparable period as the 2015 RSUs were granted in Q4 2015.

Other income and expenses
Salaries for the nine months ended September 30, 2016 were $2,395 as compared to $2,192 in the comparable period. The increase in salaries was attributable to an increase in executive compensation and an increase in head count.
Investor relation costs for the nine months ended September 30, 2016 were $1,199 as compared to $873 incurred for the nine months ended September 30, 2015. Investor relations cost increases were mainly due to marketing and communication activities conducted within the investment community and community relations with First Nations.
Office related costs increased to $1,063 for the nine months ended September 30, 2016 compared to $919 in the comparable period. The Company moved its head office location in mid-2015 which resulted in an increase in monthly rent costs.
Professional fees were $819 for the nine months ended September 30, 2016 compared to $462 for the comparable period. Professional fees increased as a result of legal fees incurred for completion of the shelf prospectus and timing of audit and tax related expenditures. We are also currently engaged in two class action lawsuits filed against us in the Ontario Superior Court of Justice and one filed against us in the United States District Court for the Southern District of New York. For details on the class action lawsuits, refer to the “Commitments, Contingencies and Off-Balance Sheet Arrangements” section below. We reached our deductible limit with our insurers in 2015; from that point legal expenses associated with the class action lawsuits are provided for in accordance with our insurance policy.
Listing and filing fees increased to $596 for the nine months ended September 30, 2016 compared to $323 in the comparable period. The increase resulted from listing fees for the stock option and 2015 RSU plans and higher annual fees with the stock exchanges.
We earned interest income on our cash and cash equivalents balance for the nine months ended September 30, 2016 of $1,184 compared to $647 for the nine months ended September 30, 2015 which was directly attributable to higher cash balances held by the Company. Interest income earned on proceeds from the construction financing was netted against interest expense capitalized to mineral properties, plant and equipment.
During the nine months ended September 30, 2016, we recorded a deferred income tax recovery of $24,108 compared to a deferred income tax recovery of $327 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the senior secured term credit facility, offtake obligation and stream obligation and the recognition of 2016 non-capital losses.
Quarter ended September 30, 2016 compared to quarter ended September 30, 2015
Net loss and comprehensive loss for the quarter ended September 30, 2016 was $19,725 compared to $3,335 for the comparable period ended September 30, 2015. The increase in the loss was mainly attributed to the change in fair value of the elements of the construction financing including the offtake obligation and stream obligation which resulted in a loss of $22,186. This was offset by an increase in deferred income tax recovery which also largely resulted from the elements of the construction financing.

Loss on financial instruments at fair value
During the three months ended September 30, 2016, the changes in fair value of the offtake obligation and stream obligation were a function of increases in the gold price, increase in market expectations of future gold price, gold price volatility and a decrease in interest rate which resulted in losses of $6,996 (2015 - $294) and $19,613 (2015 - $2,884) respectively. The prepayment and extension options in the senior secured term credit facility decreased in value due to a decrease in interest rate and the passage of time resulting in a loss of $1,903 (2015 - $257).
As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Project. We capitalized $6,326 (2015 - $582) of interest on the stream obligation to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.
Foreign exchange gain (loss)
The foreign exchange loss of $235 compared to a foreign exchange gain of $2,159 for the comparable period was the result of the subsequent translation of the US denominated senior secured term credit facility into CAD resulting in a loss of $1,511 (2015 – gain of $1,780) offset by the translation of US denominated cash and cash equivalents to CAD resulting in a gain of $1,314 (2015 – gain of 4,062).
Share-based compensation expense
During the three months ended September 30, 2016, share-based compensation expense associated with stock options decreased to $586 as compared to $645 during the comparable period. This was due mainly to the decreased number of options granted in the period and by the timing of stock option grants.
During the three months ended September 30, 2016, the 2014 RSU Plan resulted in $134 being recorded to share-based compensation expense compared to $135 for the nine months ended September 30, 2015.
During the three months ended September 30, 2016, the 2015 RSU Plan resulted in $951 being recorded to share-based compensation expense compared to nil for the comparable period as the 2015 RSU were granted in Q4 2015.
Other income and expenses
Salaries for the three months ended September 30, 2016 were $718 as compared to $665 in the comparable period. The increase in salaries was attributable to an increase in executive compensation and an increase in head count.
Listing and filing fees for the three months ended September 30, 2016 increased to $199 as compared to $11 during the comparable period. The increase resulted from listing fees for the stock option and 2015 RSU plans and higher annual fees with the stock exchanges.

Professional fees were $304 for the three months ended September 30, 2016 compared to $129 for the comparable period. Professional fees increased as a result of legal fees incurred for completion of the shelf prospectus and timing of audit and tax related expenditures.
We earned interest income on our cash and cash equivalents balance for the three months ended September 30, 2016 of $494 compared to $134 for the three months ended September 30, 2015 which was directly attributable to higher cash balances held by the Company. Interest income earned on proceeds from the construction financing was netted against interest expense capitalized to mineral properties, plant and equipment.
During the three months ended September 30, 2016, we recorded a deferred income tax recovery of $6,137 compared to a deferred income tax expense of $227 for the comparable period. The difference is related to the unrealized loss on financial instruments at fair value including the senior secured term credit facility, offtake obligation and stream obligation and the recognition of 2016 non-capital losses.
Liquidity and Capital Resources
Our working capital as at September 30, 2016 was $153,221 as compared to $360,327 as at December 31, 2015. Working capital items other than cash and cash equivalents consisted of receivables and other of $17,971 and accounts payable and accrued liabilities of $98,831. Receivables and other is comprised primarily of $8,067 of Goods and Services Tax refunds and $6,406 accrued for BC Mineral Exploration Tax Credits receivable from the Province of BC.
On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. Subsequent to the close of the marketed offering, third parties exercised their participation rights to maintain proportionate ownership interest in the Company. This resulted in additional gross proceeds of US$16.2 million.
In 2015, we completed the US$540 million construction financing with Orion and Blackstone. The financing was comprised of a credit facility for US$350 million, a US$150 million prepayment under a callable gold and silver stream agreement and a private placement of our common shares for US$40 million. As at September 30, 2016, there remains US$200 million undrawn on the credit facility.
With the US$540 million construction financing, available cash on hand and the proceeds of the first quarter equity offering of US$146.2 million, the development costs and first three months of working capital for the Brucejack Project are fully funded.

During June 2016, we closed a private placement of flow-through shares with proceeds to be used to fund grass-roots exploration approximately 15 kilometers east of the mine construction underway at the Brucejack Project. Subsequent to the closing of the private placement, Orion exercised its participation rights to maintain its respective proportionate ownership interest in the Company. The total number of common shares issued was 448,310 for aggregate gross proceeds of $5,134.
During the nine months ended September 30, 2016, the exercise of share options awards also provided us with additional liquidity.
Cash used in investing activities for the nine months ended September 30, 2016 was $349,623 (2015 - $127,510). For the nine months ended September 30, 2016, the expenditure increase is due to the continuation of project construction and engineering and mine development. In the comparable period, costs were incurred mainly in respect of exploration and evaluation activities at the Projects and early stages of development and construction at Brucejack.
We are a development stage company and as such, we do not generate revenues from operations, except for periodic proceeds from our exploration program gold sales. We rely on equity and/or debt funding for our continuing financial liquidity. Our access to financing is always uncertain. There can be no assurance of continued access to significant equity and/or debt funding.
Short form base shelf prospectus financings – Use of proceeds
On March 1, 2016, we closed a marketed offering of 28,384,000 common shares at a price of US$4.58 per common share for gross proceeds of US$130 million. The actual use of proceeds, as at June 30, 2016 in comparison to the proposed use of proceeds included in the Company’s prospectus supplement dated February 23, 2016 (the “2016 Supplement”) to the Company’s short form base shelf prospectus dated July 16, 2014 is outlined below:

	Proposed use of proceeds (2)	Actual use of proceeds	Remaining to be spent / difference(2,3)
Principal purpose	(US$)	(US$)	(US$)
Development of Brucejack Project	$44,000	$-	$44,000
Working capital during start-up	56,000	-	56,000
General corporate purposes (1)	12,900	-	22,000
Total	$112,900	$-	$122,000

1)
Funds included in general corporate purposes may be allocated to corporate expenses, business development, potential future acquisitions, and to other purposes.
2)
The Company estimated the net proceeds from the offering to be US$112,940, before the over-allotment option, at the time of the 2016 Supplement. The over-allotment option was exercised in full and actual gross proceeds were US$129,999. Share issuance costs were US$8,044 for actual net proceeds of US$121,955.
3)
As at September 30, 2016, the marketed offering of common shares has not been expended.
4)
The differences noted in the table above are not expected to have a material impact on the Company’s ability to achieve its business objectives and milestones as set out in the 2016 Supplement.

Commitments, Contingencies and Off-Balance Sheet Arrangements
Class Action Lawsuits
Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.
After October 22, 2013, two proposed class actions were filed against Pretivm and certain of its directors in the Ontario Superior Court of Justice: the first on October 29, 2013 by David Wong (the “Wong Action”) and the second on November 1, 2013 by Roksana Tahzibi (the “Tahzibi Action”).

The plaintiffs in the Ontario Actions allege that certain of the Company’s disclosures contained material misrepresentations or omissions regarding Brucejack, including statements with respect to probable mineral reserves and future gold production at Brucejack. The plaintiffs further allege that until October 22, 2013 the Company failed to disclose alleged reasons provided by Strathcona Mineral Services Ltd. for its resignation as an independent qualified person overseeing the bulk sample program. According to the plaintiffs in the Ontario Actions, these misrepresentations and omissions are actionable under Ontario’s Securities Act, other provincial securities legislation and the common law.
In an amended pleading in the Wong Action, $60 million in general damages are claimed. The proposed class period in the Wong Action is between July 23, 2013 and October 21, 2013, and the proposed class includes persons, wherever they reside, who acquired Pretivm’s securities during the class period.
A motion by the plaintiff in the Wong Action seeking leave from Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act will be heard February 15 and 16, 2017.
The Tahzibi Action claims $250 million in general damages. On June 6, 2016, the Company filed a motion to discontinue the Tahzibi Action.
The Company believes that the allegations made against it in the Ontario Actions are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome of the Ontario Actions. The Company has not accrued any amounts for these class actions.
United States of America Class Actions
Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against us and certain of our officers and directors, alleging that we violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Project. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased our shares between June 11, 2013 and October 22, 2013.
In March 2014, the plaintiffs filed a consolidated amended class action complaint, which we moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). We moved to dismiss the Second Amended Complaint on September 5, 2014. The plaintiffs filed their Opposition to our Motion to Dismiss on October 20, 2014 and we filed our reply brief on November 19, 2014. The Court has not yet issued a decision on the motion.
We believe the allegations made against us in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.
In general, litigation claims can be expensive and time consuming to bring or defend and could result in settlements or damages that could significantly affect our financial position. We intend to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which we may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition, could be material.
Contractual Obligations
The following table provides our gross contractual obligations as of September 30, 2016 (in $000’s):

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Operating activities:
Office lease	$701	$1,017	$-	$-	$1,718
Decommissioning and
restoration provision	-	403	-	13,263	13,666

Financing activities (1)(2):
Repayment of credit facility
(US$192,029)	-	251,885	-	-	251,885
	$701	$253,305	$-	$13,263	$267,269
1)
Pursuant to the stream arrangement, we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of US$20,000.
2)
Under the Offtake agreement, we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchase’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

Related Party Transactions
We have entered into employment agreements with each of our Chairman and CEO (our “CEO”), our President (our “President”), our Chief Financial Officer (our “CFO”), and our Chief Exploration Officer and Vice President (our “CExO”).

Under the employment agreements, the CEO currently receives a base salary of $550 per year, benefits, and an annual performance bonus based on the annual corporate objectives set by the Compensation Committee of the Board of Directors. The President receives a base salary of $450 per year, the CFO receives a base salary of $375 per year and the CExO receives a base salary of $350 per year. Each of the President, CFO and CExO are entitled to extended benefits and are eligible for an annual bonus determined at the discretion of our Board.

The CEO, President, CFO and CExO are also entitled, on termination without cause, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

On February 17, 2016, we announced the departure of our Vice President and Chief Operating Officer who left the Company.
Critical Accounting Estimates and Judgments
Our significant accounting policies are presented in Note 3 to the consolidated financial statements for the year ended December 31, 2015. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which an estimate is revised and future periods if the revision affects both current and future periods.

Significant judgments about the future and other sources of estimation uncertainty at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made include, but are not limited to, the following:

1) Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of September 30, 2016.

2) Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, commercial viability and technical feasibility and estimated project economics. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of September 30, 2016.

3) Fair value of derivatives and other financial liabilities

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.
Financial Instruments and Other Instruments
Financial assets

We have the following financial assets: cash and cash equivalents, receivables, embedded derivatives associated with the senior secured term credit facility and restricted cash.

Cash and cash equivalents and restricted cash are classified as loans and receivables and are recorded at amortized cost. Interest income is recognized by applying the effective interest rate.
Receivables are classified as loans and receivables and accordingly are recorded initially at fair value and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses.

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.
Financial liabilities

We have the following financial liabilities: accounts payable and accrued liabilities and debt instruments including the senior secured term credit facility, offtake obligation and stream obligation.

Accounts payable and accrued liabilities and debt are classified as other financial liabilities and are recognized initially at fair value, net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are held at amortized cost using the effective interest method.

Derivative instruments, including embedded derivatives, such as the offtake obligation and stream obligation are recorded at fair value through profit or loss and, accordingly, are recorded on the statement of financial position at fair value. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the statement of financial position date or settlement date of the derivative.

Financial Risk Management
We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.
Market Risk
Currency risk

We are subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. We are exposed to currency risk through cash and cash equivalents, accounts payable and accrued liabilities and long-term debt which are denominated in US dollars. The Company has not hedged its exposure to currency fluctuations at this time.
We are subject to interest rate risk with respect to our investments in cash and cash equivalents and restricted cash. Our current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

We are also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term credit facility, the offtake obligation and the stream obligation which are accounted for at fair value through profit or loss.
Commodity price risk

We are subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The Company has not hedged the price of any commodity at this time.

The financial instruments impacted by commodity prices are the offtake obligation (a derivative liability) and the stream obligation.
Credit risk
Credit risk is our risk of potential loss if the counterparty to a financial instrument fails to meet its contractual obligations. Our credit risk is primarily attributable to our liquid financial assets including cash and cash equivalents and restricted cash. We limit our exposure to credit risk on financial assets by investing our cash and cash equivalents with financial institutions of high credit quality.
The carrying value of our cash and cash equivalents and restricted cash represent our maximum exposure to credit risk.
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional equity or debt funding.
We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, we may attempt to issue new shares, issue new debt, and acquire or dispose of assets to facilitate the management of our capital requirements. We prepare annual expenditure budgets that are updated as necessary depending upon various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company has sufficient funds to meet its current operating, exploration and development obligations.

Outstanding Share Data
At November 3, 2016, we had the following common shares and share purchase options outstanding.
	Number of securities	Exercise price($)	Weighted average remaining life (years)
Common shares	179,786,802
Share purchase options	7,160,175	$5.85 - $17.46	2.44
Fully diluted	186,946,977
Risks and Uncertainties
Natural resources exploration and development involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2016 and filed on SEDAR, which are incorporated by reference in this MD&A.
Internal Control over Financial Reporting and Disclosure Controls and Procedures
Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).
Disclosure Controls and Procedures
Management assessed the effectiveness of our disclosure controls and procedures as of September 30, 2016. Based upon the results of that evaluation, management concluded that our disclosure controls and procedures were effective to provide reasonable assurance that the information disclosed by us in the reports that we file were appropriately recorded, processed, summarized and reported to allow timely decisions regarding required disclosure.
Statement Regarding Forward-Looking Information
In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration and development activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A contains ‘‘forward-looking information’’ and ‘‘forward looking statements’’ within the meaning of applicable Canadian and United States securities legislation.
Forward-looking information may include, but is not limited to, risks related to information with respect to our planned exploration and development activities, the adequacy of our financial resources, the estimation of mineral resources and reserves, realization of mineral resource and reserve estimates, timing of development of the Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, our executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as ‘‘plans’’, ‘‘expects’’, ‘‘projects’’, ‘‘assumes’’, ‘‘budget’’, ‘‘strategy’’, ‘‘scheduled’’, ‘‘estimates’’, ‘‘forecasts’’, ‘‘anticipates’’, ‘‘believes’’, ‘‘intends’’ and similar expressions or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information.
Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, risks related to:
●
uncertainty as to the outcome of legal proceedings including certain class action proceedings in the U.S. and Canada;
●
our ability to repay indebtedness;
●
the effect of indebtedness on cash flow and business operations;
●
our ability to satisfy commitments under stream and offtake agreements and the effect of restrictive covenants in such agreements;
●
our ability to raise enough capital to fully fund the capital costs required to complete construction at the Brucejack Project;
●
assumptions regarding expected operating costs and expenditures, production schedules, economic returns and other projections, including the 2016 cost update and the project economics update (refer to the “Revised Brucejack Project Capital Costs and Economics” section of this MD&A);

●
our production estimates, including the accuracy thereof;
●
the fact that we have no mineral properties in production and no history of production or revenue;
●
the exploration, development and operation of a mine or mine property, including the potential for undisclosed liabilities on our mineral projects;
●
our ability to obtain adequate financing for our planned exploration and development activities and to complete further exploration programs;
●
our ability to achieve commercial production at the Brucejack Project in the timeline we anticipate;
●
the operation and economic viability of the development of the Brucejack Project;
●
dependency on the Brucejack Project for our future operating revenue;
●
the accuracy of our resource and reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;
●
our mineral resource estimates, including accuracy thereof and our ability to upgrade such mineral resource estimates and establish mineral reserve estimates;
●
uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits;
●
commodity price fluctuations, including gold price volatility;
●
our history of negative operating cash flow, incurred losses and accumulated deficit;
●
failure of counterparties to perform their contractual obligations;
●
market events and general economic conditions;
●
the inherent risk in the mining industry;
●
the commercial viability of our current and any acquired mineral rights;
●
availability of suitable infrastructure or damage to existing infrastructure;
●
governmental regulations, including environmental regulations;
●
delay in obtaining or failure to obtain required permits, or non-compliance with permits that are obtained;
●
increased costs and restrictions on operations due to compliance with environmental laws and regulations;
●
compliance with emerging climate change regulation;
●
uncertainties relating to additional claims and legal proceedings;
●
adequate internal control over financial reporting;

●
increased costs of complying with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”);
●
potential opposition from non-governmental organizations;
●
uncertainty regarding unsettled First Nations rights and title in British Columbia;
●
uncertainties related to title to our mineral properties and surface rights;
●
land reclamation requirements;
●
our ability to identify and successfully integrate any material properties we acquire;
●
currency fluctuations;
●
competition in the mining industry for properties, qualified personnel and management;
●
our ability to attract and retain qualified management;
●
some of our directors’ and officers’ involvement with other natural resource companies;
●
potential inability to attract development partners or our ability to identify attractive acquisitions;
●
potential liabilities associated with our acquisition of material properties;
●
our ability to comply with foreign corrupt practices regulations and anti-bribery laws;
●
changes to relevant legislation, accounting practices or increasing insurance costs;
●
our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
●
significant growth could place a strain on our management systems;
●
future sales or issuance of our debt or equity securities;
●
the trading price of our common shares is subject to volatility due to market conditions;
●
share ownership by our significant shareholders;
●
certain actions under U.S. federal securities laws may be unenforceable;
●
we do not intend to pay dividends in the near future; and
●
our being treated as a passive foreign investment company for U.S. federal income tax purposes.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and is inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in our Annual Information Form dated March 28, 2016 which is filed on SEDAR and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of approvals, consents and permits under applicable legislation; and the adequacy of our financial resources. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date hereof, forward-looking statements are not guarantees of future performance and accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.